

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 13, 2023

Thibaut Mongon
Chief Executive Officer and Director
Kenvue Inc.
199 Grandview Road
Skillman, NJ 08558

> **Re: Kenvue Inc.**
> **Registration Statement on Form S-4**
> **Filed September 6, 2023**
> **File No. 333-274376**

Dear Thibaut Mongon:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Abby Adams at (202) 551-6902 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services